Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the year ended December 31,
	2012	2011	2010	2009	2008

Continuing operations earnings before income taxes (1)	$784,535	$858,101	$686,534	$504,554	$571,861
Fixed charges	111,106	110,401	91,450	96,300	108,484
Earnings before income taxes and fixed charges	$895,641	$968,502	$777,984	$600,854	$680,345

Fixed charges:
Interest expense	$99,468	$99,062	$80,418	$84,875	$96,386
Portion of rental expense representative of interest factor (2)	11,638	11,339	11,032	11,425	12,098
Total fixed charges	$111,106	$110,401	$91,450	$96,300	$108,484

Ratio of earnings to fixed charges	8.1	8.8	8.5	6.2	6.3

(1) The ratio for 2008 has been adjusted to reflect the discontinued operations of First Health Services Corporation as discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 in Note D, Discontinued Operations, to the consolidated financial statements included in Item 8, Financial Statements and Supplementary Data.

(2) One-third of net rent expense is the portion deemed representative of the interest factor.